February 9, 2010

Mr. Jay Ingram
Legal Branch Chief
Division of Corporate Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Reference:	Dynamic Ventures Corp. Amendment No. 1 to Registration Statement on Form S-1 Filed December 22, 2009 File No.: 333-163913

Dear Mr. Ingram:
We received your letter of January 13, 2010, ”), pursuant to the Securities Exchange Act of 1933, as amended, please find the Company’s Amendment No. 1 on Form S-1 to its Registration Statement on Form S-1, marked to show the changes to the Company’s he Registration Statement on Form S-1, as filed with the Securities and Exchange Commission on December 22, 2009

Registration Statement Facing Page

1.	Please revise to include the approximate date of commencement of proposed sale to the public.

The following has been added accordingly
Our company plans to commence the proposed sale of our common stock to the public within one month after the S-1 becomes effective.

2.	Please add the language beginning with "If this Form is a post-effective amendment filed pursuant to Rule 462(c) .... "

The language has been added accordingly

Prospectus Summary, page 4
Our Company

3.	We note disclosure that the patent and technology were transferred to Dynamic Ventures Ltd. Please disclose the relationship between Dynamic Ventures Corp. and Dynamic Ventures Ltd.

This is an error and there is no entity related to the Registrant called Dynamic Ventures Ltd. and it has been revised to Dynamic Ventures Corp.

4.
We note disclosure relating to "Dynamic Ventures Corporation" in the second and fourth paragraphs and on page 31 in the first paragraph of the "Available Information" section. Please revise to reflect the name of the company, "Dynamic Ventures Corp."

It has been revised throughout the document to Dynamic Ventures Corp

5.
We note disclosure in the second paragraph that "once the working prototype has been developed ... " and also in the fifth paragraph that "we do not have a fully operational valid working prototype." Please disclose in the "Prospectus Summary" and "Our Business" sections when you intend to begin developing a workable prototype.

The last sentence (bolded) has been added accordingly in the below paragraph in the Prospectus summary and the sentence has also been added in Business Summary and Background.

“The Dynamic Ventures Corp. invention, based on a patented technology, is for a toothbrush with longitudinal and lateral motion conversions.  It is known that best results are achieved by brushing teeth with an upwards and downwards action, thereby helping to remove food material stuck in the cracks between adjacent teeth. In practice, however, only a small proportion of users actually take the trouble to perform such a brushing action. Instead, most users revert to the much easier, but less effective, side-to-side brushing action. More specifically, the invention provides a non-powered toothbrush and a corresponding method for brushing teeth in which rotatable brush assemblies are moved along a row of teeth and generate a component of brushing motion perpendicular to the direction of motion. Once the working prototype has been developed, we will then work to develop and manufacture the Product or license the manufacturing and related marketing and selling rights to a third party. As soon as the company starts to raise equity (following the S-1 becoming effective), it will begin to use raised proceeds to develop the working prototype.”

Business, page 15

6.	Please disclose your full business address including the country and zip code in the third paragraph of page 15.

The full address has been disclosed accordingly

7.	Please disclose the competitive business conditions and your competitive position in the industry and methods of competition. See Item 101(h)(4)(iv) of Regulation S-K.

The following has been added in the “OUR BUSINES” section

“There are many manufacturers of toothbrushes. Of these, they can be divided into powered and non-powered varieties. It is known that best results are achieved by brushing teeth with an upwards and downwards action, thereby helping to remove food material stuck in the cracks between adjacent teeth. In practice, however, only a small proportion of users actually take the trouble to perform such a brushing action. Instead, most users revert to the much easier, but less effective, side-to-side brushing action. In power-driven toothbrushes, this problem is commonly addressed by causing vibration or rotation of brush elements perpendicular to the handle (which is generally parallel to the side-to-side primary direction of motion). These toothbrushes require power (batteries, for example) and are typically more expensive than non-powered toothbrushes. In the field of manual toothbrushes, however, the problem is not so readily solved. A wide variety of toothbrush structures have been proposed in an attempt to produce a secondary up-down motion even when the user only actively moves the toothbrush in a side-to-side primary direction of motion. Many of these employ rotatable bristle-carrying elements deployed so as to rotate about an axis perpendicular to the primary direction of motion. At least three individual patents have been issued to cover toothbrushes that attempt to address this challenge and yet none of these has been found particularly effective.
Two additional patents have been issued offering alternative methods. One features a spiral arrangement of bristles extended along a rotatable shaft but because of the angle of rotation is parallel to the direction of motion, it is clear that little or no rotation would actually be induced. The second patent is not related to toothbrushes, but seems to offer a similar movement solution. However, as it is not being applied to dental care (and involves the use of sandpaper, which is not likely to be an ideal solution, this too fall short of offering an effective solution.
The present invention (covered by patent number 6,918,154) is a toothbrush with longitudinal to lateral motion conversion. More specifically, the invention provides a non-powered toothbrush and a corresponding method for brushing teeth in which rotatable brush assemblies are moved along a row of teeth and generate a component of brushing motion perpendicular to the direction of motion. This perpendicular motion is generated by oblique alignment of a rotational axis of the brush assemblies and/or by mechanical interlocking of two rotatable brush assemblies with non-parallel axes.
In effect, while there are countless varieties of toothbrushes currently available on the market, none offer the distinct advantage of compensating for the common practice of brushing teeth from side-to-side while delivering the added benefit of up-and-down cleaning.”

Management's Discussion
General

8.	Please provide information on the quantitative and qualitative disclosures about market risk pursuant to Item 305 of Regulation S-K.

“Quantitative and Qualitative Disclosures about Market Risk.
Management does not believe that we face any material market risk exposure with respect to derivative or other financial instruments or otherwise.”

Plan of Operation, page 18

9.	We note disclosure that you have licensed the technology. Please explain.

The sentence in relation to the technology has been revised accordingly as

“We are a development stage company that has acquired the technology and received a patent for a non-powered toothbrush with longitudinal to lateral motion conversion.”

General Working Capital, page 19

10.
Your disclosure on page 19 indicates that in the event a material trend occurs which would potentially adversely affect your liquidity, you would have sufficient funds available to satisfy working capital needs through lines of credit. Your financial statements do not mention any existing lines of credit that are available to you and could be used to provide liquidity if necessary. Please revise your filing accordingly to address this apparent discrepancy in your disclosures.

The below has been revised / inserted accordingly and the prior sentence that claims that we have sufficient funds has been erased accordingly
“We are not aware of any material trend, event or capital commitment, which would potentially adversely affect liquidity.  We may need additional funds. In this case, we would attempt to raise these funds through additional private placements or by the issuance of convertible debt by the company as it starts to plan for seeking further financing through the placing of equity and/or debt securities. The company currently has no arrangements with any entities with regard to this debt. We do not have any arrangements with potential investors or lenders to provide such funds and there is no assurance that such additional financing will be available when required in order to proceed with the business plan or that our ability to respond to competition or changes in the market place or to exploit opportunities will not be limited by lack of available capital financing. If we are unsuccessful in securing additional capital needed to continue operations within the time required, we may not be in a position to continue operations.”

11.
Although your operations have been limited during the period from inception to September 30,2009, please revise your MD&A to provide an analysis of the changes in your financial condition and results of operations for the periods presented in your filing. Please refer to Item 303 of Regulation S-K.

The following has been added accordingly
Analysis of Financial Condition and Results of Operations
The Company has had limited operations since its inception and limited funds. The Company plans to raise equity from this offering and through additional private placements or by the issuance of convertible debt. There are currently no arrangements in place of any form of financing, however the Company is not aware of any uncertainties and or other events that will preclude the Company from raising equity in the normal manner of its business conducts. The Company has no commitments for capital expenditures and is not aware of any material trends that will have a favorable and/or unfavorable outcome on the Company seeking in the future equity financing. The Company has limited operations and is not aware of any trends or uncertainties that will have an impact on the Company’s future operations.  The Company has no off balance sheet arrangements. The Company has no contractual obligations, long term debt, capital leases, operating leases, purchase obligations at this time other than its current liabilities in the amount of $53,419 reflected in the Financial Statements as at December 31 2009.

Executive Compensation, page 24

12.	Your executive compensation disclosure does not conform to current statutory requirements. Please revise your disclosure consistent with the requirements of Item 402(n) of Regulation S-K.

The table of Executive Compensation has been revised accordingly to reflect the statutory requirements accordingly

Security Ownership of Certain Beneficial Owners and Management, page 26

13.	Please provide the address of the beneficial owners pursuant to Item 403(a) of Regulation S-K.

The full address have been inserted accordingly

Available information, page 31

14.	Please provide the hours and the telephone number of the public reference room as required by Item 1o 1(h)(5)(iii) of Regulation S-K.

The hours and the telephone number has been added accordingly

Audited Financial Statements
General

15.           Please note the updating requirements of Rule 8-02 of Regulation S-X.

The Financial Statements have been updated thru December 31 2009 and have replaced the September 30 2009 Financial Statements and all related financial information throughout the document has been updated for December 31 2009 too accordingly

Report of Registered Independent Auditors, page F-2

16.
Both your audit report and consent are signed by Alan Weinberg CPA, who appears to be registered with the PCAOB. However, the audit report and consent also make reference to Weinberg & Associates LLC, which does not appear to be a PCAOB registered firm. Please have your registered independent auditors revise both their audit report and consent to remove any references to the non-PCAOB registered firm.

All references to the auditor in the S1 and in the FS have been revised to Alan Weinberg CPA

Balance Sheet, page F-3

17.
Please tell us if you have actually incurred the $20,000 in deferred offering costs as of September 30. 2009. Your disclosures on page 13 infer that while you expect to spend up to $20,000 on legal, accounting and other costs related to the offering, not all of these costs have been incurred as of the date of your financial statements. Please revise your filing accordingly or amend your financial statements as necessary to recognize only the deferred offering costs actually incurred as of the date of your financial statements. Please refer to SAB Topic 5:A.

The disclosures have been revised to disclose that the $20,000 in legal and accounting fees have been recorded as at December 31 2009 for consistency with the Financial Statements. (See also 19, following)

Note 8 - Commitments, page F-11

18.	Please revise your filing to more fully explain the types of services NATCO performs for you in exchange for the annual fee. Please also explain the commitment period for your agreement with NATCO.

Natco is the Company’s transfer agent and the annual fee is a set fee for the TA as acting TA for the Company. This fee is regardless of additional fees due under the related agreement in relation to the printing of shareholder certificates and other ongoing transfer agent services needed from time to time.

Item 25. Other Expenses of Issuance and Distribution, page 32

19.	Please include the transfer agents' fees pursuant to the instruction to Item 511 of Regulation S-K.

An estimate amount of $1,500 has been added to the costs of the offering and has been adjusted and reflected throughout the registration statement. This is the estimated costs for the printing of the certificates to the shareholders upon the offering. The TA fee recorded in the Financial Statements are separate of this fee and are not part of the estimated costs as they do not relate to the offering but rather as a flat fee to the TA regardless of the offering.

Exhibit Index

20.	Please include all exhibit index immediately before the exhibits as required by Rule 102(d) of Regulation S-T.

The exhibit index has been included accordingly

Item 27. Exhibits, page 33

21.	We note disclosure of a subscription agreement on page 28 under the section "Procedures for Subscribing." Please include the subscription agreement as an exhibit.

A subscription agreement has been included as exhibit No. 99.1

Signatures, page 36

22.
We note that the registration statement was signed by your principal executive officer and your principal accounting officer. The registration statement must be also signed by your principal financial officer. Any person who occupies more than one of the specified positions, for example, principal financial officer and principal accounting officer or controller, must indicate each capacity in which he signs the registration statement. See Instructions 1 and 2 for signatures on Form S- 1, and revise.

The Principal accounting officer is also the principal financial officer and it has been revised to reflect this accordingly

This letter responds to all comments contained in your letter of January 19, 2010.  We are requesting that your office expedite the review of this amendment as much as possible.

If you have any questions, please do not hesitate to call our Counsel, Michael S. Krome, Esq. at 631-737-8381, or myself.

Very truly yours, /s/ Asher Atiah Asher Atiah, President